As filed with the Securities and Exchange Commission on December 30, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Wellman, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	04-1671740
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
595 Shrewsbury Avenue
Shrewsbury, New Jersey 07702
(732) 212-3300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Keith R. Phillips

Vice President and Chief Financial Officer
595 Shrewsbury Avenue
Shrewsbury, New Jersey 07702
(732) 212-3300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

D. Roger Glenn

Edwards & Angell, LLP
750 Lexington Avenue
New York, New York 10022
(212) 756-0299

       Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☑

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum		Proposed Maximum		Amount of
	Amount to		Offering Price		Aggregate		Registration
Title of Each Class of Securities to Be Registered	Be Registered		Per Unit(1)		Offering Price(1)		Fee(1)

Series A Preferred Stock, $0.001 par value	4,502,143			(4)	$54,453,112	(4)	$6,409
Series B Preferred Stock, $0.001 par value	6,700,000			(4)	$81,036,043	(4)	$9,538
Warrants to purchase common stock	2,500,000		—		—		— (5)
Common Stock, $0.001 par value(2)(3)	34,640,342	(6)(7)	—		—		— (6)
Common Stock, $0.001 par value(2)(3)	2,500,000	(7)	$11.25	(5)	$28,125,000	(5)	$3,310
Total							$19,257

(1)	Estimated for purposes of calculating the registration fee.

(2)	This Registration Statement also relates to such indeterminate number of additional shares of Common Stock as may be issuable as a result of stock splits, stock dividends, recapitalizations, mergers, reorganizations, combinations or exchanges of shares or other similar events, or as a result of other adjustments to which the shares registered hereunder are subject.

(3)	Also being registered are rights to purchase shares of the Registrant’s Common Stock, which rights are attached to the shares of Common Stock being registered. These rights, if issued, will be issued for no additional consideration. Pursuant to Rule 457(g), no additional registration fee is required in connection with the registration of the rights.

(4)	The proposed maximum offering price is based upon the number of shares of Common Stock that could be received if the Preferred Stock were converted on December 30, 2004 (representing 5,112,968 shares of Common Stock upon conversion of the Series A Preferred Stock and 7,609,018 shares of Common Stock upon conversion of the Series B Preferred Stock), in each case multiplied by $10.65, the average of the high and low prices for the Common Stock reported by the New York Stock Exchange on December 22, 2004.

(5)	Pursuant to Rule 457(g), the maximum price per share and the aggregate offering price of the shares of Common Stock underlying the warrants registered hereby are based on the exercise price of the warrants. The two warrants represented are each initially exercisable for 1,250,000 shares of Common Stock at an exercise price of $11.25. Under Rule 457(g), no separate registration fee is required with respect to the warrants, as they are being registered on the same registration statement as the Common Stock offered pursuant thereto.

(6)	These shares of Common Stock are issuable upon conversion of the Series A Preferred Stock or the Series B Preferred Stock registered hereby. Each share of Preferred Stock is convertible into the number of shares of Common Stock obtained by dividing the liquidation preference (initially $11.25 per share) by the conversion price (initially $11.25). The liquidation preference accretes at a stated rate (either 7.25% or 8.5% per annum, depending on whether certain tests are met) for the first five years. The conversion price will be adjusted in the event of certain dilutive future issuances of equity at prices below the then-market value, and would also be adjusted downward by up to $4.50 per share on the fourth anniversary of issuance if the market price of the Registrant’s Common Stock is not then at certain levels or upon a change in control. The number of shares registered hereby are an estimate of the probable maximum number of shares issuable on conversion of the Preferred Stock and include: (a) 11,202,143 shares of Common Stock issuable upon conversion of the initial liquidation preference at the initial conversion price; (b) 9,582,062 shares of Common Stock issuable upon conversion of the assumed maximum probable accretion of the liquidation preference and accrual of preferred dividends over seven years; and (c) 13,856,137 shares of Common Stock issuable upon the maximum adjustment to the conversion price under the market-based adjustment described above. If issued, any of these shares of Common Stock will be issued for no additional consideration. Pursuant to Rule 457(i), no separate registration fee is required with respect to these shares.

(7)	Pursuant to Rule 416, the registrant is also registering an indeterminate number of shares of Common Stock that may be issued from time to time upon conversion of the Series A Preferred Stock, the Series B Preferred Stock or the warrants registered hereby as a result of antidilution adjustments and certain other events specified in the terms of the Series A Preferred Stock, the Series B Preferred Stock and the warrants.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 30, 2004

PROSPECTUS

Wellman, Inc.

Series A Convertible Preferred Stock

Series B Convertible Preferred Stock
Common Stock Purchase Warrants
Common Stock

      On February 12, 2003 and June 27, 2003, Wellman, Inc. completed a series of financing transactions with Warburg Pincus Private Equity VIII, L.P. and certain affiliated funds (which we refer to collectively as WP VIII). In the February transaction, WP VIII purchased a convertible subordinated promissory note in the amount of $20,000,000 and received a warrant to purchase 1,250,000 shares of our Common Stock, $0.001 par value, at an exercise price of $11.25 per share (the “Initial Warrant”). In the June transaction, following approval at a special meeting of our shareholders, WP VIII purchased (i) 2,666,667 shares of our Series A Convertible Preferred Stock (“Series A Preferred Stock”), (ii) 6,700,000 shares of our Series B Convertible Preferred Stock (“Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”), and (iii) a warrant to purchase 1,250,000 shares of our Common Stock at an exercise price of $11.25 per share (the “Additional Warrant” and, together with the Initial Warrant, the “Warrants”). In the June transaction, the convertible subordinated promissory note and the accrued interest converted into 1,835,476 additional shares of our Series A Preferred Stock. Pursuant to the terms under which they were purchased and are currently held, shares of the Preferred Stock may be converted into shares of Common Stock.

      We are registering under this prospectus the offer and sale of the following securities by the selling security holders:

•	the Initial Warrant;

•	the Additional Warrant;

•	the 4,502,143 shares of Series A Preferred Stock;

•	the 6,700,000 shares of Series B Preferred Stock; and

•	the shares of our Common Stock, including the rights attached to the Common Stock as described in this prospectus, that are issuable by us to the selling security holders upon their conversion of some or all of the Preferred Stock or their exercise of some or all of the Warrants.

      We are also registering the offer and sale by us of the Common Stock issuable to any investor that purchases the Warrants offered for sale by the selling security holders in this offering and that exercises those warrants.

      The selling security holders may sell their securities at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at varying prices determined at the time of sale or at fixed prices, which may be changed, or they may distribute the stock to investors in their funds. We will not receive any proceeds from the sale of securities by the selling security holders.

      Our Common Stock is listed on the New York Stock Exchange under the symbol “WLM”. On December 28, 2004, the last sale price of our Common Stock was $10.79. The Preferred Stock is not listed on any stock exchange.

       This offering involves material risks. See “Risk Factors” beginning on page 3.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

      Unless otherwise provided in this prospectus, trademarks identified by ® and TM are registered trademarks or trademarks, respectively, of Wellman, Inc. All other trademarks, service marks and/or trade names appearing in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this prospectus and the documents that we incorporate by reference contain some forward-looking statements, as that term is defined in the federal securities laws. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not related strictly to historical or current facts. Words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue,” “plan” and similar expressions in this prospectus and the documents that we incorporate by reference identify forward-looking statements. The forward looking statements are based on current view of management with respect to future events, operations and financial performance, and we caution you not to place undue reliance on these forward-looking statements. These statements are only predictions and are not guarantees of future performance. Actual results may differ materially from those projected in the forward-looking statements. The forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, those associated with:

•	reduced raw material margins;

•	sales volumes;

•	the financial condition of our customers;

•	fiber and textile imports;

•	availability and cost of raw materials;

•	the impact of litigation arising out of alleged pricing practices in the polyester staple fiber industry;

•	the effective implementation of our cost reduction programs;

•	availability of financing, changes in financial markets, interest rates, credit ratings, and foreign currency exchange rates;

•	regulatory changes;

•	tax risks;

•	U.S., European, Asian and global economic conditions;

•	prices and volumes of imports;

•	work stoppages;

•	levels of production capacity and profitable operation of assets;

•	prices of competing products;

•	natural disasters and acts of terrorism; and

•	maintaining the operations of our existing production facilities.

      The risk factors above and those under “Risk Factors” beginning on page 3, as well as any other cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. We do not undertake any obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ii

PROSPECTUS SUMMARY

Our Business

      We are principally engaged in the manufacture and marketing of high-quality PermaClear® and EcoClear® brand polyethylene terephthalate (PET) packaging resins, Fortrel® brand polyester staple fibers and Wellamid® engineering resins. We believe we are the world’s largest PET plastics recycler, utilizing a significant amount of recycled raw materials in our manufacturing operations. At September 30, 2004, we had annual operating capacity to manufacture approximately 1.4 billion pounds of PET resins and 0.9 billion pounds of polyester staple fiber at five major production facilities in the United States and Europe.

      Our operations are classified into two reportable operating segments: the Packaging Products Group (or PPG) and the Fibers and Recycled Products Group (or FRPG). Our PermaClear® PET resins are produced by the PPG from purified terephtalic acid (PTA) and monoethylene glycol (MEG) and EcoClear® PET resins are produced from a combination of chemical and recycled raw materials. These resins are primarily used in the manufacture of plastic soft drink bottles and other food and beverage packaging. The FRPG produces Fortrel® polyester staple fibers and other polyester and nylon staple fibers that are primarily used in apparel, non-woven, home furnishing and industrial products. These fibers are produced from PTA and MEG and recycled raw materials.

      Our executive offices are located at 595 Shrewsbury Avenue, Shrewsbury, New Jersey 07702 and our telephone number is (732) 212-3300. We maintain an Internet site on the World Wide Web at www.wellmaninc.com. Information at our Internet site is not, and should not be deemed to be, part of this prospectus.

The Offering

Common Stock outstanding as of December 15, 2004:	32,031,747 shares

Securities offered by selling security holders:	• 4,502,143 shares of Series A Preferred Stock;

• 6,700,000 shares of Series B Preferred Stock;

• Warrants to purchase 2,500,000 shares of Common Stock at $11.25 per share;

• 2,500,000 shares of Common Stock issuable upon exercise of the Warrants;

• 8,353,175 shares of Common Stock issuable upon conversion of the Series A Preferred Stock (including 3,851,032 shares that are or may become issuable in connection with the assumed maximum accretion of the liquidation preference or accrual of preferred dividends over seven years from the date of issuance); and

• 12,431,030 shares of Common Stock issuable upon conversion of the Series B Preferred Stock (including 5,731,030 shares that are or may become issuable in connection with the assumed maximum accretion of the liquidation preference over seven years from the date of issuance)

In addition, the securities offered by this prospectus shall include a number of shares of Common Stock that may become issuable in the future in the event that a market-based adjustment to the conversion price of the Preferred Stock is made on the fourth anniversary of the issue date of the Preferred Stock or upon a Change in Control prior to such anniversary. See “Description of Capital Stock and Warrants — Preferred Stock — Market Price Based Adjustment of Conversion Price.” We can give no estimate of whether or not any adjustment will be required on that date. If the maximum adjustment is made, an additional 5,568,784 and 8,287,353 shares of Common Stock will become issuable upon conversion of the Series A Preferred Stock and the Series B Preferred Stock, respectively.

Shares outstanding (assuming conversion of Preferred Stock after maximum probable accretion and accrual of preferred dividends and exercise of Warrants):	55,315,952 shares of Common Stock (assuming maximum probable accretion and accrual of preferred dividends on the Preferred Stock over seven years, and exercise of the warrants, but without accounting for shares that may become issuable upon the market based adjustment to the conversion price of the Preferred Stock, if any).

Use of proceeds:	We will not receive any proceeds from the conversion of the Preferred Stock or from the sale of shares or warrants by the selling security holders. If WP VIII elects to exercise the warrants to purchase the shares registered under this registration statement for cash at an exercise price of $11.25 per share (rather than electing to make payment in shares of Common Stock in lieu of cash or electing a “cashless” exercise), we will receive gross proceeds of approximately $28,125,000. We intend to use any net cash proceeds we receive upon exercise of the warrants primarily for working capital and general corporate purposes.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Accretion

      The following table sets forth our ratio of earnings to combined fixed charges and preferred stock accretion on a historical basis for the periods indicated. The ratio of earnings to combined fixed charges and preferred stock accretion is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges and accretion on outstanding Preferred Stock. Earnings consist of income before income tax expense (benefit), plus fixed charges, less interest capitalized. Fixed charges represent interest expense, the amortization of debt issuance costs, and the portion of rental expense under operating leases representing interest. Preferred Stock accretion includes increases in the liquidation preference of Preferred Stock and beneficial conversion charges.

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2004	2003	2002		2001		2000		1999

Ratio of earnings to combined fixed charges and Preferred Stock accretion	—	—	2.7	x	1.6	x	2.6	x	—
Deficiency of earnings to combined fixed charges and Preferred Stock accretion (in thousands)	$70,732	$161,200	—		—		—		$17,955

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our securities could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

Risks Related to Our Business

Reduced raw material margins could adversely affect our operating results.

      Raw material margin, which is the difference between our net selling price and the cost of our raw material, is an extremely important factor in determining our operating results. Selling prices are influenced by competition and capacity utilization, which is the demand for product divided by total industry capacity. Demand for our product is determined principally by growth in end-use markets, substitution of our product for other products, economic conditions, and our products’ competitive cost position. Worldwide capacity is expanding for both resins and fiber. Any reduction of selling prices, our not achieving announced selling price increases or any significant expansion in capacity over demand could reduce our operating results. Any increase in raw material costs (see “Our operations are dependent on the availability and cost of our raw materials” below) without a corresponding increase in selling price would reduce our operating results. A material change in demand, supply, general economic conditions or uncertainties regarding future economic prospects could have a material adverse affect on our operating results.

Reduced sales volumes could adversely affect our operating results.

      Sales volumes are another important factor in determining our operating results. Our sales volumes are influenced by competition and capacity utilization. A material change in demand, supply, general economic conditions or uncertainties regarding future economic prospects could have a material adverse effect on our operating results.

The financial condition of our customers impacts our operating results.

      Our customers include the manufacturers of plastic containers, textile mills, yarn spinners, and the injection molding industry. Our packaging products group (or PPG) has six customers that represented approximately 59% of the PPG’s total net sales in 2003. Our fiber and recycled products group (or FRPG) does not have any single customer that has a material effect on the segment. If our customers have financial difficulties, this could affect our operating results by decreasing our sales and/or resulting in the uncollectibility of accounts receivable.

Fiber and textile imports continue to adversely impact our margins.

      The U.S. and European fiber and textile markets continue to be severely impacted by imports, principally from Asian countries. Imports of fiber and fiber products continue to cause an over-supply which decreases fiber margins. The price and volume of imports have and are expected to continue to significantly impact the operating results of our businesses.

      The impact of textile and apparel imports from Asia, especially from China, may further increase when quotas on all textile and apparel imports into the United States are eliminated on January 1, 2005 pursuant to the GATT (now know was the World Trade Organization Agreement) Uruguay Round Agreement enacted in 1994.

Our operations are dependent on the availability and cost of our raw materials.

      Our operations are substantially dependent on the availability and cost of our two primary raw materials, PTA and MEG. We currently rely on a single producer for our domestic supply of PTA and a limited number of sources for MEG. The effect of the loss of any producer, a disruption in their businesses or a failure to meet our product needs on a timely basis would depend primarily upon the length of time necessary to find a suitable alternative source. Temporary shortages in needed raw materials could have a material adverse effect on our results of operations. We cannot be sure that the precautions we have taken would be adequate or that an alternative source of supply could be located or developed in a timely manner.

      The prices of PTA and MEG, purchased pursuant to long-term contracts, have fluctuated in the past and may fluctuate in the future. Recycled raw materials are purchased from many different suppliers, including some under long-term supply contracts. The prices of recycled raw materials are variable and determined by regional and worldwide supply and demand.

Litigation arising out of alleged pricing practices in the polyester staple fiber industry could adversely impact our operating results.

      In January 2001, we received a document subpoena in connection with a federal grand jury investigation of pricing practices in the polyester staple fiber industry. We cooperated with the investigation by producing documents in response to this subpoena. On September 22, 2004, the Department of Justice (or “DOJ”) informed us that it will not seek indictments either of Wellman or any of its employees in connection with this investigation. On October 5, 2004, the judge presiding over the federal civil cases discussed below announced on the record that he had been informed by DOJ that there would be no further criminal prosecution in connection with the investigation.

      Following the public disclosure of the investigation in September 2002, numerous producers of polyester staple fiber, including Wellman, have been named in various civil actions asserting claims based on alleged price fixing and market allocation in the polyester staple industry. These proceedings are summarized below.

      Wellman and certain other companies are named as defendants in twenty-four (24) federal actions brought by direct purchasers of polyester staple fiber for alleged violation of U.S. antitrust laws. In each lawsuit, the plaintiffs allege that the defendants engaged in a conspiracy to fix the price of polyester staple fiber in violation of the Sherman Act. In ten of the cases, the plaintiff purports to represent a class of all persons who directly purchased polyester staple fiber and were similarly affected by such alleged conduct. Fourteen of the cases are brought by plaintiffs who do not purport to represent a class. Certain of these cases name employees of Wellman and other companies as defendants.

      All of the federal plaintiffs seek damages of unspecified amounts, attorney’s fees and costs and unspecified relief. In addition, certain of the actions claim restitution, injunction against alleged illegal conduct and other equitable relief. The federal suits were originally filed in the U.S. District Court for the Middle District of Alabama, U.S. District Court for the Northern District of California, U.S. District Court for the Middle District of Georgia, U.S. District Court for the District of New Jersey, U.S. District Court for the Middle District of North Carolina, U.S. District Court for the Western District of North Carolina, U.S. District Court for the District of South Carolina and U.S. District Court for the Western District of Virginia. The Judicial Panel on Multi-District Litigation ruled on April 22, 2003 to transfer all the federal cases to the Western District of North Carolina for coordinated or consolidated pretrial proceedings.

      In addition to the direct purchaser actions discussed above, forty-two purported class actions alleging violations of federal antitrust laws, state antitrust or unfair competition laws and certain state consumer protection acts have been filed in one federal court and various state courts on behalf of purported classes of indirect purchasers of polyester staple fiber products. In each lawsuit, the plaintiffs allege that the defendants engaged in a conspiracy to fix prices of polyester staple fiber products. In addition, certain of the actions claim restitution, injunction against alleged illegal conduct and other equitable relief. One indirect purchaser case is pending in the U.S. District Court for the Western District of North Carolina and is subject to the order issued by the Judicial Panel on Multi-District Litigation for coordination or consolidation with the other federal cases. The rest of the indirect purchaser cases were filed in Arizona, California, the District of Columbia, Florida, Kansas, Massachusetts, Michigan, New Mexico, North Carolina, South Dakota, Tennessee, West Virginia and Wisconsin. In all of these cases, the plaintiffs seek damages of unspecified amounts, attorney’s fees and costs and unspecified relief.

      Wellman and certain other companies were named in an action filed in the Superior Court of Justice for Ontario, Canada, by a plaintiff purporting to represent a class of direct and indirect purchasers of polyester staple fiber. This complaint asserts claims under Canadian law. It contains three counts that ask for compensatory damages of Cdn. $50 million each. The extent to which these three counts are duplicative and overlapping is unclear. The complaint also contains one count asking for punitive damages of Cdn. $10 million. Additionally, Wellman and certain other companies were also named in an action filed in the Supreme Court of British Columbia, Canada, by a plaintiff purporting to represent a class of direct and indirect purchasers of polyester staple fiber. This complaint also asserts claims under Canadian law and requests compensatory, punitive and special damages, but does not allege a specific dollar amount in damages. Finally, Wellman and certain other corporations were named in an action filed in the Superior Court for Quebec, Canada. This complaint asserts claims under Canadian law seeking compensatory damages of Cdn. $15 million and punitive damages of Cdn. $5 million.

      In addition to the foregoing, Wellman may become subject to additional proceedings and lawsuits under federal and state antitrust and unfair competition laws. We continue to vehemently deny that we or our employees engaged in price fixing or customer allocation. We intend to vigorously defend against the civil claims and any civil claims or proceedings that may be brought against us in the future. Because of the uncertainties and complexity of these civil claims, we have not formed an opinion about whether these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

The availability and costs of our financing could adversely affect our operating results.

      Certain events relating to us or the bank markets could reduce our access to financing and/or increase our financing costs. If current business conditions deteriorated or other events occurred that resulted in a breach of our covenants, our lenders would have the right to cause all of our debt to become due and payable. If the institutions participating in our revolving credit facility could not fund due to a disruption in the bank market, we would have to refinance our revolving credit facility in other markets. If any of theses events occur, there is no certainty the debt could be refinanced and, if it were refinanced, we would probably incur increased costs. If this occurred, our ability to borrow at competitive costs may be influenced by our public debt ratings. For additional information, see “Capital Resources and Liquidity” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

Changes in foreign currency exchange rates could adversely affect our operating results.

      A portion of our operating results occurs in entities where the functional currency is not the U.S. dollar. When these currencies weaken against the dollar, our profitability and the value of our investment in the foreign subsidiary decreases. In addition, our foreign subsidiaries conduct business in currencies other than their functional currency. Changes in the relative strength of these currencies can adversely affect the profitability of the foreign subsidiaries in their functional currency. A portion of the net assets of these subsidiaries is denominated in other than their functional currency. While we reduce our foreign currency exposure by using appropriate hedges, our foreign subsidiaries still have net assets denominated in currencies other than their functional currency and may experience foreign exchange losses. As a result, a material change in foreign currency exchange rates could adversely affect our operating results.

Regulatory change may affect the demand for our products.

      Domestic producers of polyester staple fiber produced in the United States and the European Union, and PET resin produced in the European Union, benefit from favorable rules and regulations that affect imports of selected products from certain countries. We have previously discussed the imposition of anti-dumping duties on polyester fiberfill imports into the United States from Korea and Taiwan (see “Continued Dumping and Subsidy Offset Act (CDO) of 2000” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003). Imports of polyester staple fiber into the European Union from India, Korea, Indonesia, Belarus, Thailand, India, and Australia are subject to anti-dumping and countervailing duties which may be as high as 35% of the selling price of polyester staple fiber. PET resin products being imported into the European Union from

Indonesia, Korea, India, Taiwan, Malaysia, and Thailand currently have anti-dumping and countervailing duties. In addition, some of the goods produced using our products benefit from favorable federal and/or state regulations. Adverse changes in any of these rules or regulating could affect the demand for our products and adversely affect our operating results.

Additional liabilities may be proposed by tax authorities.

      We have entered into global tax planning initiatives in the normal course of our business. These initiatives are subject to normal review by tax authorities. It is possible that additional liabilities may be proposed by tax authorities as a result of these reviews and that some of the reviews could be resolved unfavorably.

Increases in costs could adversely affect our operating results.

      Our inability to maintain our low cost position and efficiently operate our manufacturing facilities may reduce our operating results. Failure to achieve the balance of our announced controllable cost reductions or to maintain the cost reductions obtained to date, or our inability to efficiently operate our production facilities after implementation, may reduce our operating results. In addition, we have certain non-controllable costs where the expense we incur may change based on external factors and increases in these costs may reduce our operating results. Examples of these costs are energy, insurance and pension costs. Energy costs are impacted by changes in petrochemical costs and, as these increase, our cost of natural gas, electricity, steam and oil increases and may reduce our operating results by increasing our raw material and production costs. Insurance costs change depending on the market and our experience and pension costs are impacted by the changes in the equity and debt markets.

Actual costs for environmental matters may vary from the estimates.

      Actual costs and future estimated costs for identified environmental situations may change. Given the inherent uncertainties in evaluating environmental exposures due to unknown conditions, changing government regulations and legal standards regarding liability and evolving related technologies, we could have higher future environmental expenditures than we have estimated.

Risks Related to Our Preferred Stock

We could be prevented from paying dividends on shares of the Preferred Stock.

      After the fifth anniversary of the issue date of the Preferred Stock, the Preferred Stock is entitled to receive dividends at a rate of 8.75% per annum of the liquidation preference (or 10% if the common stock quarterly dividend is less than $.045 per share or if the Net Earnings Test is not met). However, quarterly dividends will only be paid if declared by our Board of Directors. Our Board of Directors is not obligated or required to declare quarterly dividends even if we have funds available for such purposes. If dividends are not declared, they will compound quarterly and must be paid before any dividends are declared or paid on our Common Stock or other junior securities.

      In addition, under the terms of certain of our current credit facilities we are restricted in the amount of cash dividends we can pay. Future credit facilities or other debt instruments may contain restrictions that limit our ability to make such payments.

      Even if the terms of the instruments governing our indebtedness allow us to pay cash dividends and to redeem and purchase the Preferred Stock, we can only make such payments from legally available funds, as determined by our Board of Directors, and such funds may not be available to pay cash dividends to you.

There is no public market for the Preferred Stock.

      The Preferred Stock was originally issued in a private placement. We do not intend to list the Preferred Stock on any national securities exchange or the National Association of Securities Dealers Automated Quotation System (or Nasdaq). Accordingly, there may not be development of or liquidity in any market for the Preferred Stock. If a market for the Preferred Stock were to develop, the Preferred Stock could trade at prices that may be higher or lower than the price at which it is offered under this prospectus, depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities.

The Preferred Stock ranks junior to all of our and our subsidiaries’ liabilities.

      In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the Preferred Stock only after all our indebtedness and other liabilities have been paid. In addition, the Preferred Stock will effectively rank junior to all existing and future liabilities of our subsidiaries. The rights of holders of the Preferred Stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of our subsidiary’s creditors. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Stock.

The volatility of the price of our Common Stock may adversely affect the market price of the Preferred Stock.

      The market price of our Common Stock and therefore the market price of the Preferred Stock could be subject to significant fluctuations due to a variety of factors, including actual or anticipated fluctuations in our operating results and financial performance, fluctuations in interest rates and general market conditions.

USE OF PROCEEDS

      To the extent WP VIII elects to convert its Preferred Stock into shares of Common Stock, we will not receive any proceeds in connection with the conversion. We will not receive any proceeds from the sale of Preferred Stock, Warrants or Common Stock by WP VIII.

      If WP VIII (or any transferee) elects to exercise both the Initial Warrant and Additional Warrant to purchase shares of Common Stock for cash, we will receive proceeds of approximately $28,125,000. We intend to use any net proceeds we receive upon exercise of the Warrants primarily for working capital and general corporate purposes. If WP VIII (or any such transferee) elects instead to make payment in shares of Common Stock in lieu of exercising the Initial Warrant and Additional Warrant for cash or elects a “cashless” exercise, we will not receive any proceeds in connection with such exercise.

      We have agreed to pay the expenses of registering the Preferred Stock and Common Stock being offered by the selling security holders pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK AND WARRANTS

      Our Restated Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, par value $0.001 per share, and 5,500,000 shares of Class B Common Stock, par value $0.001 per share. As of December 15, 2004, there were 32,031,747 shares of Common Stock outstanding; no Class B Common Stock is outstanding.

      Our Restated Certificate of Incorporation also authorizes the issuance of 5,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, and 6,700,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share. As of December 15, 2004, there were 4,502,143 shares of Series A Preferred Stock and 6,700,000 shares of Series B Preferred Stock outstanding.

Common Stock

Description of the Common Stock

      The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. Each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company’s assets after payment of liabilities and the liquidation preference of the Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders.

      Notwithstanding the foregoing, (a) holders of a majority of the Company’s Preferred Stock are entitled to appoint two members of the Company’s Board of Directors (subject to reduction if the initial holders thereof and their permitted transferees do not continue to own one-third of the Preferred Stock issued to them); and (b) holders of the Preferred Stock are entitled to vote on an if-converted basis, together with the holders of the Common Stock, on any matters submitted to the stockholders of the Company for consideration, except that prior to June 27, 2008, holders of the Preferred Stock are not entitled to vote on the election of Directors other than the two (or fewer) Directors appointed by them. In addition, holders of Common Stock are not entitled to vote on certain amendments to the Company’s Certificate of Incorporation that alter the terms of the outstanding Preferred Stock, so long as the amendment does not increase the dividend rate of the Preferred Stock, increase amounts payable on liquidation or a change in control to holders of the Preferred Stock, or reduce the conversion price or increase the voting rights of the Preferred Stock. The Common Stock does not have cumulative voting rights. The outstanding Common Stock is fully paid and non-assessable and is traded on the New York Stock Exchange.

      Class B Common Stock is identical to Common Stock in all respects except as to voting and conversion rights. The holders of Class B Common Stock are entitled to vote, together with the holders of the Common Stock, voting as a single class, on certain Business Combinations, as described below, and on any matters required to be submitted to a vote of the Company’s stockholders, except that they have no right to vote in the election of directors. In accordance with Delaware General Corporation Law, the holders of outstanding Class B Common Stock are entitled to vote as a separate class upon any proposed amendment to the Restated Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class or alter or change the powers or rights of the shares of such class so as to affect them adversely. The affirmative vote of a majority of the outstanding shares of Class B Common Stock is required to approve any such amendment. Each share of Class B Common Stock is convertible by the holder into one share of Common Stock only in connection with the sale of such share to a purchaser who is not an affiliate of the holder of such share. The Company’s Class B Common Stock was originally authorized to provide a non-voting capital stock for certain stockholders that were subject to certain restrictions on their ownership of voting securities. There are no shares of Class B Common Stock outstanding, and the Company has no intention of issuing such shares in the future.

Shareholder Rights Plan

      On August 14, 2001, our Board of Directors approved a Shareholder Rights Plan to replace our previous Shareholder Rights Plan that expired on August 5, 2001. In connection with the new plan, the Board also approved a Rights Agreement, dated as of August 31, 2001 (the “Rights Agreement”), between us and Wachovia Bank, N.A. (formerly First Union National Bank), as Rights Agent (the “Rights Agent”). Under the terms of the Rights Agreement, each Right, when exercisable, will entitle the registered holder to purchase from us one share of our Common Stock at an exercise price of $60 per share, subject to certain adjustments (the “Purchase Price”). The Rights are not exercisable until the earlier to occur of (i) the 10th day after a public announcement by us that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our Common Stock (an “Acquiring Person”) or (ii) the 10th day (or such later time as may be determined by our Board of Directors prior to such time as there exists an Acquiring Person) following the commencement of a tender or exchange offer that would result in any person or group beneficially owning 20% or more of the outstanding shares of our Common Stock.

      If anyone becomes an Acquiring Person, the Rights would give holders, other than the Acquiring Person and its transferees, the right to buy at the Purchase Price Common Stock with a market value of twice the Purchase Price. Our Board of Directors may, at its option, instead exchange the Rights, other than those held by an Acquiring Person or its transferees, for shares of Common Stock or Common Stock equivalents at an exchange ratio of one share of Common Stock per Right, subject to certain adjustments.

      In the event of a merger or consolidation or the sale or transfer of 50% or more of our assets after the Rights become exercisable, each Right will be converted into the right to purchase, for the Purchase Price, common stock of the acquiring person or its ultimate parent company with a market value of twice the Purchase Price.

      In February 2003, we and the Rights Agent amended the Rights Agreement to provide that WP VIII would not be considered an Acquiring Person, to the extent that the definition otherwise would have applied by virtue of the February 2003 and June 2003 private placement transactions described in this prospectus or WP VIII’s exercise of the preemptive right or actions permitted under the standstill arrangement described under “Selling Securityholders — Relationship Between Wellman and WP VIII”.

      The Rights will expire on August 31, 2011. At any time until there is an Acquiring Person, we may redeem the Rights at $0.01 per share.

      The foregoing description of the Rights is qualified in its entirety by reference to the full text of our Rights Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Certain Business Combinations

      Article Seventh to our Restated Certificate of Incorporation governs any proposed “business combination” between us and/or our subsidiaries and a “related person.” In addition to the affirmative vote of the number of shares necessary to approve any such business combination under the Delaware General Corporation Law, Article Seventh requires the affirmative vote of a majority of the outstanding capital stock entitled to vote held by stockholders other than the related person and affiliates of the related person in order for such business combination to be approved. A “related person” is defined to include a person, entity or affiliated group of persons or entities that has acquired 40% or more of our capital stock. A “business combination” is defined to include mergers, leases, consolidations, sales and exchanges of assets and similar transactions involving us or our subsidiaries which amount to 10% or more of our consolidated assets, including any securities issued by a subsidiary, between us (or our subsidiary) and a related person or certain specified parties related to a related person. The definition also includes certain other transactions (including reclassifications and recapitalizations) which would have the effect of, directly or indirectly, increasing the related persons’ proportionate share of our capital stock; and complete or partial liquidations, spin-offs, splitoffs, and splitups on which the related person and certain specified parties related to a related person receive 10% or more of our consolidated assets.

Requirement to Offer to Purchase Stock of Minority Stockholders

      Article Seventh also requires that in the event any person or entity, together with certain specified parties related to such person or entity (a “control group”), acquires 75% or more of our capital stock, we must offer to purchase for cash all of our outstanding stock (including stock issuable upon the exercise of outstanding options, warrants and rights and upon the conversion of convertible securities) not owned by the control group at the highest price per share paid by any member of the control group in acquiring any of its holdings in the 18 months previous. We must thereafter purchase all shares as to which such offer is accepted, subject to our right to defer the purchase of such stock until the earliest time thereafter at which such stock can be purchased without violating Section 160 of the Delaware General Corporation Law or the current provisions of any loan agreement or debt instrument which was in effect on the effective date of Article Seventh.

Certain Anti-Takeover Provisions of Delaware Law

      We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with us (or our majority-owned subsidiaries) for three years following the time the person became an interested stockholder unless:

•	before such person became an interested stockholder, our Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the company and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	at or following the transaction in which such person became an interested stockholder, the business combination is approved by our Board of Directors and approved at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

      Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving us and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of our directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Transfer Agent

      Wachovia Bank, N.A. is the registrar and transfer agent for the Common Stock.

Preferred Stock

      The following description summarizes the material terms of the Preferred Stock. The amendment to our Restated Certificate of Incorporation, which sets out the full terms of the Preferred Stock, is incorporated into this prospectus by reference. The outstanding Preferred Stock was issued on June 27, 2003. As described below, the Preferred Stock became convertible into shares of our Common Stock in October 2003.

      Ranking. With respect to dividend rights and rights upon liquidation, the Preferred Stock will be:

•	junior to all of our existing and future debt obligations and any class or series of capital stock the terms of which provide that such class or series will rank senior to the Preferred Stock;

•	on a parity with any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the Preferred Stock;

•	senior to our Common Stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the Preferred Stock; and

•	effectively junior to all of our subsidiaries’ existing and future liabilities.

We currently have no capital stock outstanding or authorized for issuance, other than our Common Stock and the Preferred Stock.

      Dividends. If our consolidated net earnings exceed $160,000,000 for the previous 24 quarters (the “Net Earnings Test”), the Preferred Stock will receive dividends and distributions declared on the Common Stock on an if-converted basis. Since we do not expect to be able to meet this test through at least the end of 2008, we do not currently anticipate that such dividends will be paid during that time, if at all.

      After five years from the date of issuance, shares of the Preferred Stock will be entitled to preferred dividends equal to 8.75% per annum (or 10% if the Common Stock quarterly dividend is less than $.045 per share or if the Net Earnings Test is not met) of their liquidation preference. These dividends will be paid before we pay any dividends on our Common Stock. The dividends are payable quarterly in arrears on each April 5, July 5, October 5 and January 5, and will compound quarterly to the extent they are not previously paid. Dividends are payable in cash, except that upon the election of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, they will continue to accrue.

      Liquidation Preference. Upon our liquidation, the holders of each series of Preferred Stock would be entitled to be paid out of the assets available for distribution to the stockholders, but before any amounts are paid to the holders of the Common Stock, an amount equal to the greater of the liquidation preference of such series then in effect or the amount receivable if the Preferred Stock held by such holders were converted into Common Stock on the liquidation date. In the event liquidation occurred after the earlier of 10 years after the issuance of the Preferred Stock or the completion of a remarketing (as described below), the holders of Preferred Stock would only be entitled to receive the amount of their liquidation preference in cash upon liquidation.

      The initial liquidation preference for both the Series A Preferred Stock and the Series B Preferred Stock is $11.25 per share. The liquidation preference of both series accretes at 7.25% per annum (8.5% if, as currently anticipated, the Net Earnings Test is not met), compounded quarterly, through the first five years from the date of initial issuance, and includes accrued but unpaid dividends, if any, on the Preferred Stock. If a liquidation or a Change in Control occurs within five years of the issuance of the Preferred Stock, the liquidation preference will automatically increase to include accretion at 8.5% per annum for the balance of such five-year period.

      Initial Conversion Price. The initial price at which each series of Preferred Stock may be converted into shares of our Common Stock is $11.25.

      Market Price Based Adjustment of Conversion Price. The conversion price of each series of Preferred Stock will be reduced on the fourth anniversary of the issuance of the Preferred Stock if the volume-weighted average price of our Common Stock for the immediately preceding 60 consecutive trading days does not equal or exceed $23.00. The reduction will be equal to the difference between $23.00 and such average price. However, in no event will the conversion price be reduced by more than $4.50, which is 40% of the initial conversion price, as a result of the market price adjustment. As a result, the initial conversion price of $11.25 could be reduced to as low as $6.75 per share, which would result in substantially more dilution for the holders of Common Stock. Upon the occurrence of a Change in Control prior to the fourth anniversary of the Preferred Stock issuance, the conversion price of each series of Preferred Stock is subject to similar adjustments (and subject to a similar 40% adjustment limitation), based on a comparison of the average price of the Common Stock over a specified period against target prices of $14.00 in the first year, $17.00 for the second year, $20.00 for the third year and $23.00 for the fourth year after the issuance of the Preferred Stock. The conversion price of each series of Preferred Stock is also subject to customary weighted average anti-dilution adjustments for issuances of Common Stock or Common Stock equivalents at below market prices as described below.

      Conversion by Investors. The terms of the Preferred Stock set forth the conditions that would have to be met (or “conversion events”) in order for the Preferred Stock to become convertible. The conversion events included certain financial tests, certain changes in control, certain tests relating to our share price, certain board actions, and similar conditions. A conversion event occurred on October 22, 2003, when we reported cash earnings per share of less than $1.50 for the trailing four calendar quarters ending September 30, 2003. At that time, the Preferred Stock became convertible according to its terms. The number of shares of Common Stock issuable upon conversion will be equal to the liquidation preference then in effect divided by the then current conversion price. Except for the adjustment of the conversion price at the end of the fourth year, or upon a Change in Control prior to the fourth year, the number of shares of Common Stock issuable will not be affected by changes in our share price.

      Conversion by Us. We can require conversion of the Preferred Stock at any time after the fifth anniversary of the issuance of the Preferred Stock if the closing price of the Common Stock exceeds 125% of the then applicable conversion price for 30 consecutive trading days.

      Change in Control. Upon a Change in Control, the holders of the Preferred Stock will have the right, at their election, to:

•	convert the Preferred Stock and receive the consideration from the Change in Control transaction upon conversion; or

•	continue to hold the Preferred Stock in the surviving entity; or

•	request us, within 60 days after the Change in Control, to redeem the Preferred Stock for cash in an amount equal to the liquidation preference of such series of Preferred Stock plus any declared and unpaid dividends, in which case we will have the right either to redeem the Preferred Stock or to remarket the Preferred Stock for the holders pursuant to the remarketing provisions described below.

      If a Change in Control occurs within five years of the issuance of the Preferred Stock, the liquidation preference will automatically increase to include accretion at 8.5% per annum for the balance of such five-year period.

      A “Change in Control” is defined as (i) a business combination or other transaction where generally 50% or more of our Common Stock is acquired or held by any person other than our stockholders prior to the transaction, (ii) our sale of in excess of 50% of our assets or (iii) individuals who were members of our Board as of the issuance date of the Preferred Stock (together with directors whose election or appointment was approved by the directors then in office) cease to constitute a majority of the board of the surviving entity.

      Anti-Dilution. The conversion price of each series of Preferred Stock will be subject to customary weighted average anti-dilution adjustments upon certain issuances and deemed issuances of equity and equity-linked securities at prices below the then current market price. If we issue or are deemed to issue shares of our Common Stock for a price per share less than the current market price for our Common Stock (measured as the volume weighted average price of a share of our Common Stock on trading day before the transaction in question), then the conversion price of the Preferred Stock will be reduced, to the nearest tenth of a cent, by multiplying the conversion price in effect immediately prior to the transaction by a fraction, the numerator of which will be the sum of (x) the number of shares of Common Stock then outstanding and issuable upon conversion of convertible securities and options, multiplied by the market price immediately prior to the transaction in question, plus (y) the consideration received by us in the transaction in question, and the denominator of which will be the product of (x) the number of shares of Common Stock then outstanding and issuable upon conversion of convertible securities and options, plus the number of shares issued or deemed to be issued in the transaction in question, multiplied by (y) the market price immediately prior to the transaction in question. However, no adjustment will be made as a result of our issuing Common Stock or being deemed to issue Common Stock (1) upon conversion of the Preferred Stock; (2) upon the exercise of the Warrants being offered hereunder; (3) upon the exercise of any warrants issued to lenders of non-convertible debt which do not represent, in the aggregate, more than 5% of our issued and outstanding Common Stock and the terms of which have been approved by our Board; (4) in consideration for bona fide acquisitions, mergers, joint ventures or similar transactions; (5) under stock option, stock purchase or similar plans for the benefit of our employees, directors or consultants which are adopted by our Board; and (6) in a bona fide underwritten public offering which is registered under the Securities Act of 1933.

      The conversion price of each series of Preferred Stock is also subject to other customary adjustments for stock splits, extraordinary dividends and similar transactions.

      Remarketing. On the occurrence of any of:

•	the request of the holders of a majority of the Preferred Stock (delivered not earlier than 30 days prior to the seventh anniversary of initial issuance),

•	our failure to cure any dividend payment default within 30 days of the receipt of a written notice from the holders of a majority of the Preferred Stock, and

•	a Change in Control, upon request of the holders of the Preferred Stock within 60 days of the Change in Control (in lieu of the holders of Preferred Stock receiving the Change in Control consideration), we are required to use our reasonable best efforts, together with a remarketing agent, to facilitate the remarketing of the Preferred Stock. This means that we will be required to increase the dividend rate to the rate necessary to resell all of the Preferred Stock at a price not less than 100% of the liquidation preference then in effect. Upon such adjustment, we have the option of either reselling the Preferred Stock for the holders or redeeming the Preferred Stock for cash in the amount of the liquidation preference then in effect.

      Redemption. The Preferred Stock is not subject to redemption at the option of the holders of Preferred Stock. We may redeem the Preferred Stock in lieu of affecting a remarketing of the Preferred Stock as described above by paying the holders of Preferred Stock a redemption price in cash equal to the liquidation preference of the Preferred Stock in effect on the date of the redemption. If we elect to redeem the Preferred Stock instead of effecting a remarketing of it, we will redeem it as promptly as possible, but in no event later than (1) 100 days after the date we receive notice from the majority holders of their election to implement the remarketing procedure on the seventh anniversary of the initial issuance date of the Preferred Stock, (2) 30 days after receipt of a default notice, or (3) five days after we give notice to the holders of the Preferred Stock, following a Change in Control, that we are electing to redeem the Preferred Stock rather than effect a remarketing.

      Board Seats. Pursuant to the terms of the Preferred Stock, so long as Warburg Pincus VIII (or under certain circumstances, its qualified transferees) owns at least one third of the Preferred Stock initially issued, the holders of a majority of the outstanding Preferred Stock have the right to designate two directors to our Board and so long as Warburg Pincus VIII (or under certain circumstances, its qualified transferees) owns Preferred Stock representing at least 5% of the outstanding Common Stock (calculated on a fully diluted basis assuming that the Preferred Stock is then currently convertible) but less than one third of the Preferred Stock, the holders of a majority of the outstanding Preferred Stock have the right to designate one director to our Board. Pursuant to the terms of the purchase agreement, at any time after the conversion of the Preferred Stock into shares of Common Stock, WP VIII has the right to appoint (i) two directors to our Board so long as it continues to own at least one third of the Common Stock issuable upon conversion or exercise of the Preferred Stock and Warrants and (ii) one director to our Board so long as it continues to own more than 5% of the outstanding Common Stock but less than one third of the Common Stock issuable upon conversion or exercise of the Preferred Stock and Warrants. A transferee of WP VIII will qualify under the tests above only if it, or a “group” of which it is a part, purchases either one third or more of the Preferred Stock originally issued to WP VIII, or shares of Preferred Stock representing over 5% of our Common Stock on an if-converted basis, except that such transferee will only be considered a qualified transferee after the fifth anniversary of the original issue date of the Preferred Stock.

      Voting Rights. The holders of the Preferred Stock generally have the right to vote with our Common Stockholders on an if-converted basis. For the first five years after the issuance of the Preferred Stock, the holders of the Preferred Stock will not participate in the election of directors, other than the right of the holders of a majority of the outstanding Preferred Stock to designate up to two directors as discussed above under “Board Seats.” In addition, the approval of holders of a majority of the Preferred Stock is required to approve:

•	changes to our Certificate of Incorporation or bylaws adverse to the rights of the holders of the Preferred Stock;

•	offers, sales or issuances of equity securities ranking at the same level as or senior to the Preferred Stock with respect to dividend or liquidation rights; or

•	repurchases or redemptions of equity securities or extraordinary dividends on our Common Stock, subject to certain exceptions.

Warrants

      The following description summarizes the material terms of the Warrants.

      Number of Shares and Exercise Price. On February 12, 2003 we issued to WP VIII the Initial Warrant to purchase 1,250,000 shares of our Common Stock at an exercise price of $11.25 per share. On June 27, 2003, we issued to WP VIII the Additional Warrant to purchase an additional 1,250,000 shares of our Common Stock at an exercise price of $11.25. The Warrants are exercisable in whole or in part at any time.

      Expiration. The Warrants will automatically expire on the seventh anniversary of their issuance dates (i.e., on February 12, 2010 for the Initial Warrant, and June 27, 2010 for the Additional Warrant).

      Exercise. The Warrants may be exercised in whole or in part prior to their expiration by the holder surrendering the warrant, with a form of subscription specified in the warrant executed by the holder, to us at our principal executive offices. The exercise price may be paid on exercise of the warrant

•	in cash, or

•	by surrender to us of a number of our securities having a market value (meaning the volume weighted average closing price over 20 consecutive trading days preceding the date of exercise) equal to the exercise price, or

•	by a combination of cash and our securities.

In lieu of exercising the Warrants, the holder may elect to receive payment in shares of our Common Stock having an aggregate market price (valued at the 20-day volume weighted average closing price) equal to the difference between (a) the market price per share multiplied by the number of shares for which the Warrant is being exercised, and (b) the aggregate exercise price for such shares.

      Adjustments to the Exercise Price. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to customary weighted average anti-dilution adjustments for issuances or deemed issuances of Common Stock at below the then current market price. If we issue or are deemed to issue shares of our Common Stock for a price per share less than the current market price for our Common Stock (measured as the volume weighted average price of a share of our Common Stock on trading day before the transaction in question), then the exercise price of the Warrants will be reduced, to the nearest tenth of a cent, by multiplying the exercise price in effect immediately prior to the transaction by a fraction, the numerator of which will be the sum of (x) the number of shares of Common Stock then outstanding and issuable upon conversion of convertible securities and options, multiplied by the market price immediately prior to the transaction in question, plus (y) the consideration received by us in the transaction in question, and the denominator of which will be the product of (x) the number of shares of Common Stock then outstanding and issuable upon conversion of convertible securities and options, plus the number of shares issued or deemed to be issued in the transaction in question, multiplied by (y) the market price immediately prior to the transaction in question. We may be deemed to issue our Common Stock at a price less than the market value if we issue certain convertible securities, rights to purchase our Common Stock or similar instruments, at an effective conversion or exercise price of less than the then-applicable market value. However, no adjustment will be made as a result of our issuing Common Stock or being deemed to issue Common Stock (1) upon conversion of the Preferred Stock; (2) upon the exercise of the Warrants being offered hereunder; (3) upon the exercise of any warrants issued to lenders of non-convertible debt which do not represent, in the aggregate, more than 5% of our issued and outstanding Common Stock and the terms of which have been approved by our Board; (4) in consideration for bona fide acquisitions, mergers, joint ventures or similar transactions; (5) under stock option, stock purchase or similar plans for the benefit of our employees, directors or consultants which are adopted by our Board; and (6) in a bona fide underwritten public offering which is registered under the Securities Act of 1933.

      The exercise price and number of shares issuable upon exercise of the Warrants are also subject to other customary adjustments for stock splits, extraordinary dividends and similar transactions. In addition, if we grant options, convertible securities or rights to purchase property (collectively, “purchase rights”) to all of our holders of Common Stock, and the grant does not result in an adjustment to the exercise price of the Warrants, then the holders of the Warrants will be entitled to acquire (within 30 days after the later of the exercise date of such purchase rights or our notice to the holders of the Warrants) the aggregate purchase rights that the holder could have acquired if it held the number of shares acquirable upon exercise of the Warrant, or (if the purchase right expires before the end of such 30 day period) the number of shares of Common Stock or the amount of property which the holder of the Warrant could have acquired upon such exercise at the time we granted the purchase rights.

      Fractional Shares. We will not issue fractional shares of Common Stock upon exercise of the Warrants. If any fraction of a share of Common Stock would otherwise be issuable upon exercise of a Warrant, we will pay cash (to the nearest hundredth of a share) equal to the fraction multiplied by the then-applicable market price of such a share.

SELLING SECURITY HOLDERS

      The following tables present the names of the selling security holders who may offer for resale shares of our Preferred Stock and Common Stock and our Warrants, and the amount of those securities that they may offer for resale.

      We have registered the securities for resale by the selling security holders in accordance with registration rights that we granted to them at the time of their investments. Our registration of the securities does not necessarily mean that the selling security holders will convert any or all of their Preferred Stock, exercise any or all of their Warrants or sell any or all of the securities that we have registered. No estimate can be given as to the number of shares of Preferred Stock or Common Stock or the number of Warrants that will be held by the selling security holders after completion of this offering because the selling security holders may offer all or some of the shares of Preferred Stock, Common Stock or Warrants and because there currently are no agreements, arrangements or understandings with respect to the sale of any shares of Preferred Stock or Common Stock or the Warrants. Any or all of the securities offered by this prospectus may be offered from time to time by the selling security holders named below.

Series A Preferred Stock

Shares of Series A
	Shares of Series A		Outstanding Shares	Preferred Stock
	Preferred Stock		of Series A	Beneficially
	Beneficially Owned		Preferred Stock	Owned After
	Before Offering(2)		Offered Hereby(3)	Offering(4)

Selling Security Holder(1)	Number	% of Class	Number	Number

Warburg Pincus Private Equity VIII, LP c/o 466 Lexington Ave., New York, NY 10017	4,502,143	100%	4,502,143	0

Series B Preferred Stock

Shares of Series B
	Shares of Series B		Outstanding Shares	Preferred Stock
	Preferred Stock		of Series B	Beneficially
	Beneficially Owned		Preferred Stock	Owned After
	Before Offering(2)		Offered Hereby(3)	Offering(4)

Selling Security Holder(1)	Number	% of Class	Number	Number

Warburg Pincus Private Equity VIII, LP c/o 466 Lexington Ave., New York, NY 10017	6,700,000	100%	6,700,000	0

Initial Warrant

Number of Shares
Underlying
	Shares Underlying		Number of Shares	Initial Warrant
	Initial Warrant	Percentage of	Underlying Initial	Beneficially
	Beneficially	Outstanding Initial	Warrant Registered	Owned After
Selling Security Holder(1)	Owned(2)	Warrant Owned	for Sale Hereby(3)	Offering(4)

Warburg Pincus Private Equity VIII, LP c/o 466 Lexington Ave., New York, NY 10017	1,250,000	100%	1,250,000	0

Additional Warrant

			Number of Shares	Number of Shares
	Shares Underlying	Percentage of	Underlying	Underlying
	Additional Warrant	Outstanding	Additional Warrant	Additional Warrant
	Beneficially	Additional Warrant	Registered for Sale	Beneficially Owned
Selling Security Holder(1)	Owned(2)	Owned	Hereby(3)	After Offering(4)

Warburg Pincus Private Equity VIII, LP c/o 466 Lexington Ave., New York, NY 10017	1,250,000	100%	1,250,000	0

Common Stock

Shares of
	Shares of		Common Stock
	Common Stock	Percentage of	Beneficially Owned	Number of Shares
Selling Security	Beneficially	Outstanding Shares	and Registered for	Beneficially Owned
Holder(1)	Owned(2)(5)	Owned(6)	Sale Hereby(3)(5)	After Offering(4)

Warburg Pincus Private Equity VIII, LP c/o 466 Lexington Ave., New York, NY 10017	15,221,986	32.2%	15,221,986	0

(1)	The holdings of Warburg Pincus Private Equity VIII, LP include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, and Warburg Pincus Germany Private Equity VIII KG. Warburg Pincus & Co. is the sole general partner of each of the funds which hold the securities of record, and Warburg Pincus LLC manages each of such funds. Oliver M. Goldstein and David A. Barr, directors of Wellman, Inc., are managing members of Warburg Pincus LLC and general partners of Warburg Pincus & Co. As such, Mr. Goldstein and Mr. Barr may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Warburg Pincus Private Equity VIII, LP. Mr. Goldstein also holds an option to purchase 1,000 shares of Common Stock previously granted by us to Mr. Goldstein for services rendered as a director. The shares subject to such option are not included in the holdings of Warburg Pincus Private Equity VIII, LP.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to shares of our Common Stock that a person has the right to acquire within 60 days after the date hereof. Includes shares of our Common Stock that may be issued on exercise of the Initial Warrant or the Additional Warrant or upon conversion of the Preferred Stock.

(3)	This registration statement also covers any additional securities which become issuable in connection with the securities registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction or pursuant to applicable anti-dilution provisions effected without the receipt of consideration that results in an increase in the number of outstanding securities of any series or in the number of securities that may be issued upon exercise or conversion of any series.

(4)	Assumes that all securities covered by this registration statement are sold.

(5)	The shares of Common Stock that are eligible for resale by this prospectus include the shares of Common Stock initially underlying the Warrants and the Preferred Stock, and also additional shares of Common Stock that will or may become issuable by us (a) on accretion of the liquidation preference of the Preferred Stock and accrual (upon the election of the majority holders) of preferred dividends, and (b) on adjustment, if any, of the conversion price of the Preferred Stock on the fourth anniversary of the issuance thereof or on a Change in Control before such anniversary as a result of the market-based conversion price adjustment described under “Description of Capital Stock and Warrants — Preferred Stock — Market Price Based Adjustment of Conversion Price.” The shares of Common Stock shown in this table as beneficially owned include (i) 2,500,000 shares of Common Stock issuable upon exercise of the Warrants and (ii) 12,721,986 shares of Common Stock issuable upon conversion of the Preferred Stock, with accretion through December 30, 2004. The shares of Common Stock shown as beneficially owned do not include (i) shares of Common Stock that may become issuable through accretion of the liquidation preference of the Preferred Stock or accrual (upon election of the majority holder) of preferred dividends after the fifth anniversary or (ii) shares of Common Stock that may become issuable as a result of the market-based conversion price adjustment, if any.

(6)	Based on 32,031,747 shares of Common Stock outstanding as of December 15, 2004.

Relationship Between Wellman and WP VIII

      We issued the Initial Warrant, the Additional Warrant, the Series A Preferred Stock and the Series B Preferred Stock to WP VIII in two private placement transactions in February and June of 2003. The Preferred Stock became convertible into our Common Stock in the fourth quarter of 2003, and the Initial Warrant and the Additional Warrant are currently exercisable. As a result of these holdings, WP VIII beneficially owned, as of September 30, 2004, approximately 32.2% of our outstanding Common Stock (calculated, in accordance with the rules of the Securities and Exchange Commission, as if WP VIII converted or exercised those securities into or for Common Stock). As described in more detail above under “Description of Capital Stock and Warrants – Preferred Stock,” the initial price at which both series of Preferred Stock may be converted into shares of our Common Stock is $11.25. The conversion price of each series of Preferred Stock will be reduced on the fourth anniversary of the issuance of the Preferred Stock if the volume-weighted average price of our Common Stock for the immediately preceding 60 consecutive trading days does not equal or exceed $23.00. The reduction will be equal to the difference between $23.00 and such average price. However, in no event will the conversion price be reduced by more than $4.50 as a result of the market price adjustment. As a result, a conversion price that was initially $11.25 could be reduced to as low as $6.75 per share, which would result in the issuance of substantially more Common Stock to WP VIII upon conversion of the Preferred Stock. Additionally, the conversion price may be adjusted upon a Change in Control before the fourth anniversary of the issuance of the Preferred Stock.

      Board Seats. As described above under “Description of Capital Stock and Warrants — Preferred Stock,” so long as WP VIII (or under certain circumstances, its transferees) owns at least one third of the Preferred Stock, the holders of a majority of the outstanding Preferred Stock have the right to designate two directors and one observer to our Board and so long as WP VIII (or in certain circumstances, its transferees) owns Preferred Stock representing at least 5% of the outstanding Common Stock (calculated on a fully diluted basis assuming that the Preferred Stock is then currently convertible) but less than one third of the Preferred Stock, the holders of a majority of the outstanding Preferred Stock have the right to designate one director to our Board. Pursuant to the terms of our purchase agreement with WP VIII, at any time after the conversion of the Preferred Stock into shares of Common Stock, WP VIII has the right to appoint (i) two directors to our Board so long as it continues to own at least one third of the Common Stock issuable upon conversion or exercise of the Preferred Stock and Warrants and (ii) one director to our Board so long as it continues to own more than 5% of the outstanding Common Stock but less than one third of the Common Stock issuable upon conversion or exercise of the Preferred Stock and Warrants.

      In addition, pursuant to the terms of the purchase agreement, whenever WP VIII (or under certain circumstances, its transferees) has the right to appoint two directors to our Board, it also has the right to appoint one observer to attend Board meetings.

      Under these provisions, Oliver M. Goldstein, a Member and Managing Director of Warburg Pincus LLC, became a member of our Board in February 2003, and David A. Barr, a Member and Managing Director of Warburg Pincus LLC, became a member of our Board in June 2003.

      Voting Rights. As the holder of the majority of our Preferred Stock, WP VIII currently has the power to block certain corporate actions that may be adverse to the rights of the holders of the Preferred Stock, including repurchases or redemptions of equity securities, or extraordinary dividends. See “Description of Capital Stock and Warrants — Preferred Stock — Voting Rights” above.

      Preemptive Rights. Each holder of more than 10% of the outstanding shares of the Preferred Stock, including WP VIII currently, will generally have a right to purchase its pro rata amount of any new issuances of our equity securities (excluding, among other things, stock issued as consideration for mergers and acquisitions, employee stock options and in some registered public offerings).

      Restrictions on Transfer. Unless otherwise approved by our Board and subject to customary exceptions, WP VIII can transfer the Preferred Stock, the Warrants and the Common Stock to its affiliates, the public or to a private investor, provided that as a result of any transfer to a private investor no one person or group would hold, to the knowledge of WP VIII, more than 20% of our then outstanding Common Stock. Transfers pursuant to certain tender and exchange offers is also permitted. However, WP VIII could not, subject to certain exceptions, transfer the Warrants or the Common Stock issuable under the Warrants before February 12, 2004, and from February 13, 2004 through February 12, 2005 it cannot transfer more than half of them. In addition, for five years if WP VIII proposes to transfer Preferred Stock and it would own less than a majority of the Preferred Stock, WP VIII is required to obtain an irrevocable proxy from each transferee in connection with the right of the holders of a majority of the Preferred Stock to designate directors to the Board.

      Standstill Provisions and Other Matters. Until the fifth anniversary of the issuance of the Preferred Stock, WP VIII may not, without our consent, acquire any securities other than (i) securities issuable upon conversion or exercise of the Preferred Stock or the Warrants and (ii) up to an aggregate of an additional 5% of our Common Stock; provided that in no event may acquisitions of Common Stock pursuant to clause (ii) result in their beneficially owning more than 49.9% of our then outstanding voting power. In addition, during the same period, WP VIII may not solicit proxies or influence any person with respect to the voting of our securities, make any public announcement regarding any transaction involving them and us or our stockholders, enter into or be involved in an acquisition or business combination transaction relating to us or our assets, participate in or form any group generally for the purpose of acting jointly or in concert with respect to our voting securities, or seek to influence our management policies (other than as a stockholder voting on matters brought before our stockholders generally or through their board nominees). WP VIII also may not sell short our Common Stock except as part of a program to dispose of its securities, provided that no such program may occur during the 90 trading days prior to the fourth anniversary of the issuance of the Preferred Stock (on which date the conversion price is subject to adjustments based on the market price of our Common Stock) or 30 days prior to the date of the consummation of a change in control.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes the material U.S. federal income tax consequences to holders (as defined below) of the purchase, ownership and disposition of the Preferred Stock and Warrants and any Common Stock received upon the conversion of the Preferred Stock or the exercise of the Warrants. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions in effect as of the date of this filing, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase Preferred Stock, Common Stock or Warrants, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold Preferred Stock, Warrants or Common Stock as part of a straddle or conversion transaction or holders subject to the alternative minimum tax, each of which may be subject to special rules. This discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes, or to persons who hold Preferred Stock, Warrants or Common Stock through a partnership or other pass-through entity. If you are a partnership or other pass-through entity, or a holder of an interest in a partnership or other passthrough entity, holding Preferred Stock, Warrants or Common Stock, we suggest you consult your tax advisor. In addition, this discussion is limited to persons who hold the Preferred Stock, Warrants and Common Stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a “U.S. holder” is a beneficial owner of Preferred Stock, Warrants or Common Stock that is for U.S. federal income tax purposes:

•	an individual U.S. citizen or resident alien;

•	a corporation, or entity taxable as a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and a trust in existence on August 20, 1996 that has elected to be treated as a United States person.

      A “non-U.S. holder” is a beneficial owner of Preferred Stock, Warrants or Common Stock that is not a U.S. holder.

      YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED STOCK AND WARRANTS AND COMMON STOCK RECEIVED AS A RESULT OF A CONVERSION OF PREFERRED STOCK OR AN EXERCISE OF WARRANTS.

Consequences to U.S. Holders of Preferred Stock, Warrants or Common Stock

      Distributions. The amount of any distribution to you with respect to Preferred Stock or Common Stock will be treated as a dividend, to the extent of our current or accumulated earnings and profits (“earnings and profits”) as determined under U.S. federal income tax principles. Dividends are generally taxed as ordinary income; however, dividends received by non-corporate holders on or before December 31, 2008 may qualify for taxation at lower rates provided certain holding period and other requirements are satisfied. Non-corporate holders should consult their own tax advisors regarding the applicability of such lower rates under their particular factual situation. To the extent the amount of any distribution to you with respect to Preferred Stock or Common Stock exceeds our earnings and profits, the excess will be applied against and will reduce your adjusted tax basis (on a dollar-for-dollar basis) in the Preferred Stock or Common Stock, as the case may be. Any amount in excess of your adjusted tax basis will be treated as capital gain.

      Certain actions pursuant to the terms of the Preferred Stock may give rise to a constructive distribution to the holders of Preferred Stock. In addition, certain rights associated with the Rights Agreement with respect to the Common Stock, if they were ever to be triggered, may give rise to a constructive distribution. Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such constructive distributions. For example, the accretion of the liquidation preference on the Preferred Stock may give rise to constructive dividend income to holders of the Preferred Stock in the amount of all, or a portion of, such accretion. Also, if certain conditions are met, the accreted liquidation preference of the Preferred Stock will increase and such increase may give rise to constructive dividend income to holders of the Preferred Stock in the amount of all, or a portion of, such increase. In addition, the remarketing of the Preferred Stock may give rise to a constructive distribution.

      Dividends to Corporate Shareholders. In general, a distribution which is treated as a dividend for U.S. federal income tax purposes and is made to a corporate shareholder with respect to the Preferred Stock or Common Stock will qualify for a dividends-received deduction under Section 243 of the Code. Corporate shareholders should note, however, there can be no assurance that the amount of distributions made with respect to the Preferred Stock or the Common Stock will not exceed the amount of our earnings and profits in the future. Accordingly, there can be no assurance that the dividends-received deduction will be available in respect of distributions on the Preferred Stock or Common Stock.

      In addition, there are many exceptions and restrictions relating to the availability of such dividends-received deduction such as restrictions relating to:

•	the holding period of stock the dividends on which are sought to be deducted;

•	debt-financed portfolio stock;

•	dividends treated as “extraordinary dividends” for purposes of Section 1059 of the Code; and

•	taxpayers that pay corporate alternative minimum tax.

Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

      Sale or Other Disposition. Upon a sale or other disposition of Preferred Stock or Common Stock (other than an exchange of Preferred Stock for Common Stock pursuant to the conversion privilege), you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition and your adjusted tax basis in the Preferred Stock or Common Stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the Preferred Stock or Common Stock, as applicable, is more than one year. Long-term capital gains generally qualify for reduced rates under U.S. federal income tax laws for non-corporate holders.

      The Preferred Stock may be redeemed as a result of a change in control or in connection with a remarketing. If, following a change in control, a holder of the Preferred Stock exercises the option described in “Description of Capital Stock and Warrants — Preferred Stock — Change in Control” and we satisfy payment in cash, the transaction will generally be treated as a redemption for U.S. federal income tax purposes. In addition, if we facilitate the remarketing of the Preferred Stock, as described in “Description of Capital Stock and Warrants — Preferred Stock — Remarketing,” we may redeem the Preferred Stock. The U.S. federal income tax treatment of a redemption to a holder will depend on the particular facts relating to such holder at the time of the redemption. The receipt of cash in connection with a redemption will be treated as capital gain or loss from the sale or other disposition of the Preferred Stock (as discussed in the preceding paragraph), if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code:

•	your interest in our Preferred Stock and Common Stock is completely terminated as a result of such redemption;

•	such redemption is a “substantially disproportionate” redemption to you under Section 302(b)(2) of the Code; or

•	such redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code).

      If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the Preferred Stock will be treated as a distribution that is taxable in the same manner as described above under “Consequences to U.S. Holders of Preferred Stock, Warrants or Common Stock — Distributions,” and your adjusted tax basis in the redeemed Preferred Stock will be transferred to any remaining shares you actually or constructively hold in us.

      Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize gain or loss by reason of receiving Common Stock in exchange for Preferred Stock upon conversion of the Preferred Stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares and the fair market value of any shares of Common Stock attributable to dividend arrearages will be treated as a constructive distribution (to the extent not otherwise previously taken into account as a constructive dividend) as described above under “Consequences to U.S. Holders of Preferred Stock, Warrants or Common Stock — Distributions.” The adjusted tax basis of the Common Stock so acquired (and any fractional share interests treated as received and then exchanged for cash) will be equal to the adjusted tax basis of the shares of Preferred Stock exchanged, and the holding period of the Common Stock received will include the holding period of the Preferred Stock exchanged. The adjusted tax basis of any Common Stock treated as a constructive distribution will be equal to its fair market value on the date of the exchange, and the holding period of such stock will commence on the day after such exchange.

      Adjustment of Conversion Price. Holders of Preferred Stock may, in certain circumstances, be deemed to have received constructive distributions of stock if the conversion rate for the Preferred Stock is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Preferred Stock, however, generally will not be considered to result in a constructive distribution of stock. In contrast, certain other adjustments, including market price based adjustments to the conversion price, may not qualify as being pursuant to a bona fide reasonable adjustment formula. In addition, an adjustment triggered by a change in control as described under “Description of Capital Stock and Warrants — Preferred Stock” may not so qualify. If such adjustments are made, the holders may be deemed to have received constructive distributions in amounts based upon the value of such holders’ increased interests in our equity resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above under “Consequences to U.S. Holders of Preferred Stock, Warrants or Common Stock — Distributions.” Accordingly, you could be considered to have received distributions taxable as dividends to the extent of our earnings and profits even though you did not receive any cash or property as a result of such adjustments.

      Sale, Expiration or Other Disposition of a Warrant. Upon the sale or other disposition of a Warrant, you generally will recognize gain or loss in an amount equal to the difference between the amount of cash and the fair market value of property received for the Warrant and your adjusted tax basis in the Warrant. Such a gain or loss would be long-term capital gain or loss if the Warrant has been held for more than one year. If a Warrant expires without being exercised, you will recognize a capital loss in an amount equal to your adjusted tax basis in the Warrant. Such a loss will be long-term capital loss if the Warrant has been held for more than one year.

      Exercise of Warrants. In general, the exercise of a Warrant for cash will not be a taxable event to you, except to the extent of cash, if any, received in lieu of fractional interests in shares of Common Stock. Upon such exercise, your adjusted tax basis in the Common Stock obtained will be equal to the sum of your adjusted tax basis in the Warrant and the exercise price of the Warrant. Your holding period with respect to the Common Stock will commence on the day the Warrant is exercised. The receipt of cash, if any, in lieu of a fractional interest in a share of Common Stock will be taxable as if the fractional share of Common Stock had been issued and then redeemed for cash. Accordingly, you should generally recognize gain or loss in an amount equal to the difference between the amount of cash received for the fractional interest and your adjusted tax basis in the fractional interest.

      Adjustment of Exercise Price of Warrants. In general, anti-dilution adjustments to the exercise price of Warrants do not result in constructive distributions. However, an adjustment to the exercise price of the Warrants, or the failure to make such an adjustment, may result in some circumstances in constructive distributions to you that could be taxable as dividends if we have current or accumulated earnings and profits for the year in which the adjustment arises. In such an event, your adjusted tax basis in the Warrants would be increased by the amount of any such dividend.

      Information and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Preferred Stock, Common Stock or Warrants and to certain payments of proceeds on the sale, redemption or other disposition of the Preferred Stock, Common Stock or Warrants. Such payments will be subject to backup withholding at a rate of 28% unless the beneficial owner of such Preferred Stock, Common Stock or Warrants furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. In addition, if the Preferred Stock, Common Stock or Warrants are sold to or through a “broker,” the broker may be required to withhold such percentage of the entire sales price, unless either the broker determines that the seller is a corporation or other exempt recipient or the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the Internal Revenue Service, unless the broker determines that the seller is an exempt recipient. The term “broker” as defined by Treasury Regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

      Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to you is allowable as a credit against your U.S. federal income tax, which may entitle you to a refund, provided that you furnish the required information to the Internal Revenue Service. In addition, certain penalties may be imposed by the Internal Revenue Service on a holder who is required to supply information, but does not do so in the proper manner.

Consequences to Non-U.S. Holders of Preferred Stock, Warrants or Common Stock

      Dividends. In general, dividends paid to you with respect to our Preferred Stock or Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, dividends that are attributable to a U.S. permanent establishment) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

      For purposes of obtaining a reduced rate of withholding under an income tax treaty, you generally will be required to provide a U.S. taxpayer identification number as well as certain information concerning your country of residence and entitlement to tax treaty benefits. Generally, this will be accomplished by providing a properly executed Internal Revenue Service Form W-8BEN. If you instead are claiming an exemption from withholding with respect to dividends effectively connected with the conduct of a trade or business within the United States, you will be required to provide an appropriate certification to us or our paying agent (generally by providing a properly completed Internal Revenue Service Form W-8ECI).

      Sale or Other Disposition. As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of Preferred Stock or Common Stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	you are an individual who holds the Preferred Stock or Common Stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are, or have been within the five years preceding your disposition of the Preferred Stock or Common Stock, a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes.

      In general, gain on the sale or other disposition of stock of a USRPHC that is regularly traded on an established securities market will be subject to U.S. federal income tax only in the case of a holder that owns more than 5% of that class of stock at any time during the five-year period ending on the date of disposition. If a non-regularly traded equity interest is convertible into a regularly traded class of stock, gain on the sale of that non-regularly traded equity interest will be subject to U.S. federal income tax only if, on any date on which such equity interest was acquired by the holder, the non-regularly traded equity interest acquired by such holder (including all previously acquired equity interests of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s stock into which it is convertible as measured on such date.

      Conversion of Preferred Stock in Exchange for Common Stock. You generally will not recognize any gain or loss by reason of receiving Common Stock in exchange for Preferred Stock upon conversion of the Preferred Stock, except gain or loss will be recognized with respect to any cash received in lieu of fractional shares, as described above under “Consequences to Non-U.S. Holders of Preferred Stock, Warrants or Common Stock — Sale or Other Disposition,” and the fair market value of any shares of Common Stock attributable to dividend arrearages will be treated as a constructive distribution, and will be taxable, as described above under “Consequences to Non-U.S. Holders of Preferred Stock, Warrants or Common Stock — Dividends,” to you to the extent of our earnings and profits.

      Sale, Expiration or Other Disposition of a Warrant. Upon the sale or other disposition of a Warrant, you generally will be treated in the same manner as described above under “Consequences to Non-U.S. Holders of Preferred Stock, Warrants or Common Stock — Sale or Other Disposition.” If you are subject to U.S. federal income tax and a Warrant expires without being exercised, you will recognize a capital loss in an amount equal to your adjusted tax basis in the Warrant. Such a loss will be long-term capital loss if the Warrant has been held for more than one year.

      Exercise of Warrants. In general, the exercise of a Warrant for cash will not be a taxable event to you, except to the extent of cash, if any, received in lieu of fractional interests in shares of Common Stock, as described above under “Consequences to Non-U.S. Holders of Preferred Stock, Warrants or Common Stock — Conversion of Preferred Stock in Exchange for Common Stock.”

      Adjustment of Exercise Price of Warrants. In general, anti-dilution adjustments to the exercise price of Warrants do not result in constructive distributions. However, an adjustment to the exercise price of the Warrants, or the failure to make such an adjustment, may result in some circumstances in constructive distributions to you that could be taxable as dividends if we have current or accumulated earnings and profits for the year in which the adjustment arises, as described above under “Consequences to Non-U.S. Holders of Preferred Stock, Warrants or Common Stock — Dividends.” In such an event, your adjusted tax basis in the Warrants would be increased by the amount of any such dividend.

      Information Reporting and Backup Withholding. We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

      Backup withholding is generally imposed on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax at a rate of 28% with respect to dividends unless you certify under penalties of perjury as to your non-U.S. status (and we do not have actual knowledge or reason to know that you are a U.S. holder).

      The payment of proceeds of a sale of Preferred Stock, Warrants or Common Stock effected by or through a U.S. office of a broker is also subject to both backup withholding at a rate of 28% and information reporting unless you provide the payor with your name and address and you certify under penalties of perjury as to your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of Preferred Stock, Warrants or Common Stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met or you otherwise establish an exemption.

      Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to you is allowable as a credit against your U.S. federal income tax, which may entitle you to a refund, provided that you furnish the required information to the Internal Revenue Service. In addition, certain penalties may be imposed by the Internal Revenue Service on a holder who is required to supply information, but does not do so in the proper manner.

      THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM YOUR PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED STOCK, WARRANTS AND ANY COMMON STOCK RECEIVED UPON THE CONVERSION OF THE PREFERRED STOCK AND THE EXERCISE OF THE WARRANTS, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION

Re-sales by Selling Security Holders

      We are registering the securities on behalf of the selling security holders. Any or all of the selling security holders may offer any or all of the securities from time to time, either in increments or in a single transaction. The selling security holders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. There can be no assurance that any of the selling security holders will sell any or all of the securities offered hereby.

Donees, Pledgees, Distributees, Transferees and Successors-in-Interest

      The term “selling security holders” includes donees, namely persons who receive securities from the selling security holders after the date of this prospectus by gift. The term also includes pledgees, named persons who, upon contractual default by the selling security holders, may seize securities which the selling security holders pledged to such persons. The term also includes distributees who receive securities from the selling security holders after the date of this prospectus as a distribution by a selling security holder to its members or partners. The term also includes transferees and successors-in-interest.

Costs and Commissions

      We will pay all costs, expenses and fees in connection with the registration of the securities. The selling security holders will pay all brokerage commissions and similar selling expenses, if any, attributable to any sale of securities.

Types of Sale Transactions

      The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may sell any or all of the securities in one or more types of transactions (which may include block transactions):

•	on the New York Stock Exchange, in the over-the-counter market or any other quotation system or exchange on which such securities may be quoted or listed;

•	in privately negotiated transactions;

•	through the writing of options on securities;

•	short sales; or

•	any combination of these methods of sale.

      The securities may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices. Such prices will be determined by the selling security holders or by agreement between the selling security holders and brokers, dealers and other agents or purchasers. Transactions may or may not involve brokers or dealers. In the event the securities are publicly offered through brokers, dealers or agents, the selling security holders may enter into agreements with respect thereto.

Sales to or through Broker-Dealers

      The securities may be offered to or through underwriters or agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the securities may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions or secondary distributions in accordance with the rules of the NYSE;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions; and

•	any other method permitted pursuant to applicable law.

An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an exchange on which our securities are traded might be engaged to act as a selling security holder’s agent in the sale of shares by such selling security holder.

      In connection with a plan of selling the securities offered by this prospectus or otherwise, the selling security holders may enter into hedging transactions with brokers or dealers or other financial institutions with respect to our securities provided it is does not occur within 90 trading days of the reset date or within 30 days of a Change in Control. In connection with such transactions, such brokers or dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with the selling security holders. Such hedging transactions may require or permit the selling security holders to deliver the shares to such brokers or dealers or other financial institutions to settle such hedging transactions. The selling security holders may also sell our securities short and deliver the securities to close out such short positions. If so required by applicable law, this prospectus, as amended or supplemented, may be used to effect:

•	the short sales of our securities referred to above;

•	the sale or other disposition by the brokers or dealers or other financial institutions of any securities they receive pursuant to the hedging transactions referred to above; or

•	the delivery by the selling security holders of shares to close out short positions.

The foregoing description in this section is subject to a selling security holder’s compliance with Section 16(c) of the Securities Exchange Act of 1934, to the extent and during such periods as Section 16(c) is applicable to such selling security holder.

Deemed Underwriting Compensation

      The selling security holders and any underwriters, brokers, dealers, agents or others that participate with the selling security holders in connection with the distribution of securities might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933. Any underwriting discounts, commissions or fees received by such persons, and any profit on the resale of securities sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act of 1933. At the time a particular offer of securities is made by the selling security holders, to the extent required, a prospectus will be distributed which will set forth the aggregate number of securities being offered, and the terms of the offering, including the public offering price thereof, the name or names of any brokers, dealers or agents, any discounts, commissions and other items constituting compensation from, and the resulting net proceeds to, the selling security holders.

Indemnification

      We have agreed to indemnify the selling security holders against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities arising under the Securities Act of 1933, and to contribute to payments that the selling security holders may be required to make with respect thereto. We have also agreed to indemnify and make such contributions in respect of any underwriters of any securities sold pursuant to this prospectus, and certain control persons of such underwriters.

      The selling security holders have agreed to indemnify us against certain liabilities that we may incur in connection with the sale of the securities registered hereunder, including liabilities arising under the Securities Act of 1933, and to contribute to payments that we may be required to make with respect thereto. The selling security holders have also agreed to indemnify and make such contributions in respect of any underwriters of any securities sold pursuant to this prospectus, and certain control persons of such underwriters.

      The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of securities against certain liabilities, including liabilities arising under the Securities Act of 1933.

Prospectus Delivery Requirements

      Because a selling security holder may be deemed an underwriter, the selling security holder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act of 1933. This prospectus delivery requirement may be satisfied by delivery through the facilities of the New York Stock Exchange in accordance with Rule 153 under the Securities Act of 1933.

Sales Under Rule 144

      The selling security holders may also resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933. To do so, the selling security holders must meet the criteria and comply with the requirements of Rule 144.

Distribution Arrangements with Broker-Dealers

      If the selling security holders notify us that any material arrangement has been entered into with a broker-dealer for the sale of securities through:

•	a block trade;

•	a special offering;

•	an exchange distribution or secondary distribution; or

•	a purchase by a broker or dealer;

then we will file, if required, an amendment or a supplement to this prospectus under Rule 424(b) under the Securities Act of 1933.

      The supplement will disclose, to the extent required:

•	the name of such selling security holder and of the participating broker-dealer(s);

•	the amount of securities involved;

•	the price at which securities were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and any other facts material to the transaction.

LEGAL MATTERS

      The validity of the securities offered in this prospectus will be passed upon by the law firm of Edwards & Angell, LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Wellman, Inc., incorporated by reference in Wellman, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference which, as to the Wellman, Inc. Annual Report (Form 10-K) for the year ended December 31, 2003 was based in part on the report of KPMG, independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our Preferred Stock and Common Stock and the Warrants offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our Preferred Stock, our Common Stock, our Warrants and us, you should refer to the registration statement and its exhibits. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

      The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may call the SEC at 1-800-SEC-0330 for more information. Our filings are also available through our corporate web site at http://www.wellmaninc.com.

      We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Our filings are also available through the SEC’s web site or our corporate web site, each of which is described above. Information contained on our web site or on any other web site is not incorporated by reference and does not constitute part of this prospectus.

      Our Common Stock is traded on the New York Stock Exchange. Material filed by us can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Neither our Preferred Stock nor our Warrants are listed on any national securities exchange.

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

      We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding information furnished in filings made under Items 2.02 or 7.01 of Form 8-K), until this offering has been completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 15, 2004.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 10, 2004.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed on August 9, 2004.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 9, 2004.

•	Our Current Reports on Form 8-K filed on July 8, 2004 and September 24, 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling security holders. All of the amounts shown are estimates, except for the SEC registration fees.

SEC Registration Fee	$19,257
Printing and Engraving Expenses*	—
Accounting Fees and Expenses*	20,000
Legal Fees and Expenses*	20,000
Fees and Expenses for Qualification Under State Securities Laws*	—
Miscellaneous*	—

TOTAL	$59,257

*	Estimated

Item 15.	Indemnification of Directors and Officers.

      Officers and directors of the Company are covered by certain provisions of the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of the Company, which serve to limit, and, in certain instances, to indemnify them against, liabilities which they may incur in such capacities.

      Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees and agents if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation.

      The Company’s Certificate of Incorporation limits the liability of a director to the fullest extent permitted by the Delaware General Corporation Law and specifically provides that a director of the Company will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by a director, except for liability, (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, and (iv) for any transaction from which the director derived an improper personal benefit.

      The Company’s bylaws provide for the indemnification of directors and officers (as well as certain other persons) to the fullest extent authorized by the Delaware General Corporation Law, against all expenses, liability and loss reasonably incurred or suffered by such person; provided, however, that the Company will indemnify such person in connection with any action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the Company’s Board of Directors. Such indemnification right is a contract right and includes the right to be paid by the Company such expenses incurred in defending any such proceeding in advance of its final disposition. The By-laws provide that if the Company does not pay a claim in full within ninety days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. The Company has as its defense against such claims, that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed.

      The Company carries directors’ and officers’ liability insurance.

Item 16.	Exhibits.

      See exhibit index.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and authorizes this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Shrewsbury, state of New Jersey, on December 30, 2004.

WELLMAN, INC.

BY:	/s/ THOMAS M. DUFF

Name: Thomas M. Duff

Title:	President and Chief

Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas M. Duff and Keith R. Phillips, and each of them, his attorneys-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:

Signatures	Title	Date

/s/ THOMAS M. DUFF Thomas M. Duff	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	December 30, 2004

/s/ KEITH R. PHILLIPS Keith R. Phillips	Vice President and Chief Financial Officer (Principal Financial Officer)	December 30, 2004

/s/ MARK J. RUDAY Mark J. Ruday	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	December 30, 2004

/s/ JAMES B. BAKER James B. Baker	Director	December 30, 2004

/s/ DAVID A. BARR David A. Barr	Director	December 30, 2004

/s/ OLIVER M. GOLDSTEIN Oliver M. Goldstein	Director	December 30, 2004

/s/ RICHARD F. HEITMILLER Richard F. Heitmiller	Director	December 30, 2004

Signatures	Title	Date

/s/ GERARD J. KERINS Gerard J. Kerins	Director	December 30, 2004

/s/ DAVID J. MCKITTRICK David J. McKittrick	Director	December 30, 2004

/s/ JAMES E. ROGERS James E. Rogers	Director	December 30, 2004

/s/ ROGER A. VANDENBERG Roger A. Vandenberg	Director	December 30, 2004

EXHIBIT INDEX

Exhibit
Number		Description

3	(a)(1)	Restated Certificate of Incorporation dated June 1, 1987 (incorporated by reference to Exhibit 3(a)(1) of the Company’s Form 10-Q for the quarter ended June 30, 2000)
3	(a)(2)	Certificate of Amendment to Restated Certificate of Incorporation dated May 18, 1989 (incorporated by reference to Exhibit 3(a)(2) of the Company’s Form 10-Q for the quarter ended June 30, 2000)
3	(a)(3)	Certificate of Amendment to Restated Certificate of Incorporation dated May 30, 1990 (incorporated by reference to Exhibit 3(a)(3) of the Company’s Form 10-Q for the quarter ended June 30, 2000)
3	(a)(4)	Certificate of Amendment to Restated Certificate of Incorporation dated February 16, 1994 (incorporated by reference to Exhibit 3(a)(4) of the Company’s Form 10-Q for the quarter ended June 30, 2000)
3	(a)(5)	Certificate of Amendment to Restated Certificate of Incorporation dated June 26, 2003 (incorporated by reference to Exhibit 3(a)(5) of the Company’s Form 10-Q for the quarter ended June 30, 2003)
3	(b)	Restated By-Laws as of May 18, 1999 (incorporated by reference to Exhibit 3(b) of the Company’s Form 10-Q for the quarter ended June 30, 1999)
4	(a)	Rights Agreement dated as of August 31, 2001 between the Company and First Union National Bank, as Rights Agent (incorporated by reference to Exhibit 4 of the Company’s Registration Statement on Form 8-A filed on August 23, 2001)
4	(b)	Amendment to Rights Agreement dated as of February 12, 2003 by and between Wellman, Inc. and Wachovia Bank, N.A., f/k/a First Union National Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K dated February 27, 2003)
4	(c)	Common Stock Purchase Warrant dated as of February 12, 2003 for the purchase of 1,250,000 shares of common stock (incorporated by reference to Exhibit 4(f) to the Company’s Form 10-K for the year ended December 31, 2002)
4	(d)	Securities Purchase Agreement by and between Wellman, Inc. and Warburg Pincus Private Equity VIII, L.P., dated as of February 12, 2003 (incorporated by reference to Exhibit 4(g) to the Company’s Form 10-K for the year ended December 31, 2002)
4	(e)	Common Stock Purchase Warrant dated as of June 27, 2003 for the purchase of 1,250,000 shares of common stock (incorporated by reference to Exhibit 4(h) of the Company’s Form 10-Q for the quarter ended June 30, 2003)
5	(a)	Legal Opinion of Edwards & Angell, LLP
12	(a)	Statement re: computation of ratio of earnings to fixed charges and preferred stock accretion
23	(a)	Consent of Ernst & Young LLP
23	(b)	Consent of KPMG Chartered Accountants, Dublin, Ireland
23	(c)	Consent of Edwards & Angell, LLP (included in Exhibit 5(a))